July 3, 2019

VIA EDGAR
Mr. Jorge Bonilla
Ms. Jennifer Monick
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC 20549

RE:     Armada Hoffler Properties, Inc.
Form 10-K for the year ended December 31, 2018
Filed February 28, 2019
File No. 001-35908

Dear Mr. Bonilla and Ms. Monick:
This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated June 25, 2019 to Michael P. O’Hara, Chief Financial Officer of Armada Hoffler Properties, Inc. (the “Company”) with respect to the Company’s Form 10-K filed on February 28, 2019 (the “2018 Form 10-K”).
For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. Capitalized terms used herein but not otherwise defined have the meanings given to them in the 2018 Form 10-K.

Form 10-K for the year ended December 31, 2018

Notes to Consolidated Financial Statements
6. Notes Receivable
The Residences at Annapolis Junction, page F-26

1.
Please tell us the authoritative accounting literature management relied upon to account for the Option sale proceeds as a loan discount that will be recognized as interest income over the term of the loan.

Company Response:
The Company’s management relied upon the authoritative accounting literature in Accounting Standards Codification (“ASC”) 310-10—Receivables and ASC 835-30—Imputation of Interest in its determination of the accounting for the Option sale proceeds.
The Company’s original mezzanine loan agreement with the borrower included purchase options for the Company to purchase up to an 88% controlling interest in the entity that owns the development project (“Purchase Options”) one year following completion of the project. On November 16, 2018, AJAO refinanced the senior construction loan, and the Company and AJAO amended the mezzanine loan agreement whereby, in exchange for a $5 million fee paid by AJAO upon execution of the amended mezzanine loan agreement, the Company extended the loan by one year and removed the Purchase Options.
ASC 310-10-25-10 indicates the Company should refer to ASC 835-30 “for guidance on the imputation of interest for receivables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is any stated provision for interest.” Paragraphs 2 and 3 of ASC 835-30-35 indicate that any “difference between the present value and the face amount [of the note] shall be treated as discount or premium and amortized as interest expense or income over the life of the note…This is the interest method.” The $5 million Option sale proceeds for the relinquishment of the purchase options and extension of the note reduced the present value of the note receivable, which resulted in a difference between the present value and the face amount of the note. In accordance with the guidance discussed above, this amount is being recognized as additional interest income over the remaining life of the note.
Additionally, management notes that if the Company had treated the transaction as an origination of a new loan, the $5 million fee would still be recognized over the life of the loan using the interest method. The transaction did not represent a troubled debt restructuring as discussed in ASC 310-40. ASC 310-20-25-2 indicates the Company should defer loan origination fees. Furthermore ASC 310-20-35-2 states that “loan origination fees deferred in accordance with paragraph 310-20-25-2 shall be recognized over the life of the loan as an adjustment of yield (interest income).” The $5 million was received in exchange for amending the mezzanine loan agreement as described above. The fee would be treated as an origination fee because the modification did not constitute a TDR as noted above.
In connection with this response, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of any action by the Staff.
If you need any additional information, or if we can be of any further assistance, please do not hesitate to contact me at (757) 366-6684.

Sincerely,

/s/ Michael P. O’Hara
Michael P. O’Hara
Chief Financial Officer, Treasurer and Secretary
(Principal Accounting and Financial Officer)